FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Three months ended June 2011

Nomura Holdings, Inc. (“Nomura”) hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of Nomura and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2010, and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-165049) of Nomura, filed with the SEC on February 24, 2010, as amended by the Post-Effective Amendment No. 1 thereto, filed with the SEC on September 8, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 29, 2011	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Financial Summary For the Three Months Ended June 30, 2011 (U.S. GAAP)

Date:	July 29, 2011
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Kenichi Watanabe
Group CEO, Nomura Holdings, Inc.
For inquiries:	Masahide Hoshino
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the three months ended June 30
	2011		2010
	(Millions of yen, except per share data)
		% Change from June 30, 2010		% Change from June 30, 2009
Total revenue	427,010	36.0%	314,016	(13.6%)
Net revenue	330,365	27.1%	259,824	(12.9%)
Income before income taxes	34,358	431.0%	6,470	(79.4%)
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	17,771	665.3%	2,322	(79.7%)
Comprehensive income (loss)	13,127	—%	(24,167)	—%
Basic-Net income attributable to NHI shareholders per share (Yen)	4.93		0.63
Diluted-Net income attributable to NHI shareholders per share (Yen)	4.90		0.63
Return on shareholders’ equity (annualized)	3.4%		0.4%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At June 30	At March 31
	2011	2011
	(Millions of yen, except per share data)
Total assets	39,713,079	36,692,990
Total equity	2,415,144	2,091,636
Total NHI shareholders’ equity	2,101,667	2,082,754
Total NHI shareholders’ equity as a percentage of total assets	5.3%	5.7%
Total NHI shareholders’ equity per share (Yen)	583.27	578.40

2. Cash dividends

	For the year ended March 31
	2011	2012	2012 (Plan)
	(Yen amounts)
Dividends per share
dividends record dates
At June 30	—	—	—
At September 30	4.00	—	Unconfirmed
At December 31	—	—	—
At March 31	4.00	—	Unconfirmed
For the year	8.00	—	Unconfirmed

Notes:

1.	Revision of cash dividend forecast during this period : None
2.	Nomura plans to forgo dividend distribution for Q3 of fiscal year 2012. Fiscal year 2012 Q2 and Q4 dividend amounts are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2012”.

3. Earnings forecasts for the year ending March 31, 2012

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4. Others    For details, please refer to page 5 “2. Others of Summary Information” of the accompanying materials.

(1) Changes in significant subsidiaries during the period: Yes

      (Changes  in Specified Subsidiaries accompanying changes in scope of consolidation.)

      Number  of consolidation      Inclusion      1    (Nomura Real Estate Holdings, Inc.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes due to amendments to the accounting standards : None
b)	Changes due to other than a) : None

(4) Number of shares issued (common stock)

	At June 30	At March 31
	2011	2011
Number of shares outstanding (including treasury stock)	3,719,133,241	3,719,133,241
Number of treasury stock	115,886,949	118,246,309

	For the three months ended June 30
	2011	2010
Average number of shares outstanding (year-to-date)	3,602,382,737	3,671,473,025

* Quarterly review

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors at the point of disclosing this financial summary. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in the quarterly securities report for the period ended June 30, 2011, an English translation of which Nomura plans to furnish on Form 6-K in due course.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P.2

(1) Consolidated Operating Results	P.2
(2) Consolidated Financial Position	P.5
(3) Consolidated Earnings Forecasts	P.5

2. Others of Summary Information	P.5

(1) Changes in Significant Subsidiaries During the Period	P.5
(2) Adoption of the Simplified and Particular Accounting Treatments	P.5
(3) Changes in Accounting Policies	P.5

3. Quarterly Consolidated Financial Statements	P.5

(1) Consolidated Balance Sheets	P.6
(2) Consolidated Statements of Operations	P.8
(3) Consolidated Statements of Comprehensive Income	P.9
(4) Note with respect to the Assumption as a Going Concern	P.9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

4. Supplementary Information	P.12

(1) Consolidated Statements of Operations – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Unconsolidated Quarterly Financial Statements [Japanese GAAP]	P.14
(4) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2011 (A)	June 30, 2010 (B)
Net revenue	330.4	259.8	27.1
Non-interest expenses	296.0	253.4	16.8

Income (loss) before income taxes	34.4	6.5	431.0
Income tax expense	16.3	3.4	374.4

Net income (loss)	18.0	3.0	495.3

Less: Net income (loss) attributable to noncontrolling interests	0.3	0.7	(62.3)

Net income (loss) attributable to NHI shareholders	17.8	2.3	665.3

Return on shareholders’ equity* (annualized)	3.4%	0.4%	—

*	Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 330.4 billion yen for the three months ended June 30, 2011, an increase of 27.1% from the same period in the prior year. Non-interest expenses increased by 16.8% from the same period in the prior year to 296.0 billion yen, Income before income taxes was 34.4 billion yen and Net income attributable to NHI Shareholders was 17.8 billion yen for the three months ended June 30, 2011.

Segment Information

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2011 (A)	June 30, 2010 (B)
Net revenue	331.6	270.4	22.6
Non-interest expenses	296.0	253.4	16.8

Income (loss) before income taxes	35.6	17.1	108.8

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the three months ended June 30, 2011 was 331.6 billion yen, an increase of 22.6% from the same period in the prior year. Non-interest expenses increased by 16.8% from the same period in the prior year to 296.0 billion yen. Income before income taxes was 35.6 billion yen for the three months ended June 30, 2011. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2011 (A)	June 30, 2010 (B)
Net revenue	94.2	111.0	(15.1)
Non-interest expenses	72.2	73.2	(1.4)

Income (loss) before income taxes	22.0	37.7	(41.7)

Net revenue decreased by 15.1% from the same period in the prior year to 94.2 billion yen, due primarily to decreasing commissions for distribution of investment trusts and brokerage commissions. Non-interest expenses decreased by 1.4% to 72.2 billion yen. As a result, income before income taxes decreased by 41.7% to 22.0 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2011 (A)	June 30, 2010 (B)
Net revenue	18.8	15.8	19.5
Non-interest expenses	11.4	11.8	(3.2)

Income (loss) before income taxes	7.4	4.0	86.3

Note:	Nomura Bank (Luxembourg) S.A. in Asset Management was integrated to Other business on April 2011. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Net revenue increased by 19.5% from the same period in the prior year to 18.8 billion yen. Non-interest expenses decreased by 3.2% to 11.4 billion yen. As a result, income before income taxes increased by 86.3% to 7.4 billion yen. Assets under management were 25.3 trillion yen at the end of June 2011.

Operating Results of Wholesale

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2011 (A)	June 30, 2010 (B)
Net revenue	141.2	108.6	30.0
Non-interest expenses	156.1	149.8	4.2

Income (loss) before income taxes	(14.9)	(41.1)	—

Net revenue increased by 30.0% from the same period in the prior year to 141.2 billion yen, due primarily to increasing net gain on trading. Non-interest expenses increased by 4.2% to 156.1 billion yen. As a result, loss before income taxes was 14.9 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2011 (A)	June 30, 2010 (B)
Net revenue	77.4	35.1	120.5
Non-interest expenses	56.3	18.6	202.7

Income (loss) before income taxes	21.0	16.5	27.7

Net revenue was 77.4 billion yen. Income before income taxes was 21.0 billion yen.

(2)	Consolidated Financial Position

Total assets as of June 30, 2011, were 39.7 trillion yen, an increase of 3.0 trillion yen compared to March 31, 2011, reflecting primarily the increase in Trading assets. Total liabilities as of June 30, 2011 were 37.3 trillion yen, an increase of 2.7 trillion yen compared to March 31, 2011, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of June 30, 2011 was 2.4 trillion yen, an increase of 323.5 billion yen compared to March 31, 2011.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Others of Summary Information

(1)	Changes in Significant Subsidiaries during the Period

In May 2011, Nomura increased its stake in Nomura Land and Building Co., Ltd. (“NLB”) by acquiring additional NLB shares and thereby made it a subsidiary. As a result, Nomura Real Estate Holdings, Inc., a subsidiary of NLB, became a Specified Subsidiary of Nomura. Due to this business combination with NLB, income before income taxes for the three months ended June 30, 2011 increased by 24.3 billion yen.

(2)	Adoption of the Simplified and Particular Accounting Treatments

Not applicable.

(3)	Changes in Accounting Policies

Not applicable.

Further, during the three months ended June 30, 2011, an insurance company became a subsidiary of Nomura (“insurance subsidiary”). Nomura measures the non-trading securities that are held by the insurance subsidiary at fair value, with changes in fair value recognized through other comprehensive income (loss) after tax effects are adjusted. These non-trading securities are included in Other assets – Non-trading debt securities and Other assets – Other in the quarterly consolidated balance sheets.

3.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 30, 2011) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 30, 2011) for the year ended March 31, 2011.

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	June 30, 2011	March 31, 2011	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	692,812	1,620,340	(927,528)
Time deposits	466,491	339,419	127,072
Deposits with stock exchanges and other segregated cash	229,158	190,694	38,464

Cash and cash deposits, Total	1,388,461	2,150,453	(761,992)

Loans and receivables:
Loans receivable	1,296,586	1,271,284	25,302
Receivables from customers	49,404	32,772	16,632
Receivables from other than customers	1,287,391	928,626	358,765
Allowance for doubtful accounts	(4,953)	(4,860)	(93)

Loans and receivables, Total	2,628,428	2,227,822	400,606

Collateralized agreements:
Securities purchased under agreements to resell	9,347,210	9,558,617	(211,407)
Securities borrowed	5,962,298	5,597,701	364,597

Collateralized agreements, Total	15,309,508	15,156,318	153,190

Trading assets and private equity investments:
Trading assets*	16,325,461	14,952,511	1,372,950
Private equity investments	280,056	289,420	(9,364)

Trading assets and private equity investments, Total	16,605,517	15,241,931	1,363,586

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥336,928 million at June 30, 2011 and ¥300,075 million at March 31, 2011)	1,086,945	392,036	694,909
Non-trading debt securities*	853,630	591,797	261,833
Investments in equity securities*	83,778	91,035	(7,257)
Investments in and advances to affiliated companies*	204,221	273,105	(68,884)
Other	1,552,591	568,493	984,098

Other assets, Total	3,781,165	1,916,466	1,864,699

Total assets	39,713,079	36,692,990	3,020,089

*	Including securities pledged as collateral

	Millions of yen
	June 30, 2011	March 31, 2011	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,090,401	1,167,077	(76,676)
Payables and deposits:
Payables to customers	804,318	880,429	(76,111)
Payables to other than customers	402,074	410,679	(8,605)
Deposits received at banks	885,724	812,500	73,224

Payables and deposits, Total	2,092,116	2,103,608	(11,492)

Collateralized financing:
Securities sold under agreements to repurchase	12,882,890	10,813,797	2,069,093
Securities loaned	1,895,381	1,710,191	185,190
Other secured borrowings	1,219,955	1,162,450	57,505

Collateralized financing, Total	15,998,226	13,686,438	2,311,788

Trading liabilities	7,787,591	8,688,998	(901,407)
Other liabilities	1,064,095	552,316	511,779
Long-term borrowings	9,265,506	8,402,917	862,589

Total liabilities	37,297,935	34,601,354	2,696,581

Equity
NHI shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares
Issued - 3,719,133,241 shares at June 30, 2011 and 3,719,133,241 shares at March 31, 2011
Outstanding - 3,603,246,292 shares at June 30, 2011 and 3,600,886,932 shares at March 31, 2011	594,493	594,493	—
Additional paid-in capital	648,582	646,315	2,267
Retained earnings	1,087,105	1,069,334	17,771
Accumulated other comprehensive income (loss)	(133,975)	(129,696)	(4,279)

Total NHI shareholders’ equity before treasury stock	2,196,205	2,180,446	15,759
Common stock held in treasury, at cost -
115,886,949 shares at June 30, 2011 and
118,246,309 shares at March 31, 2011	(94,538)	(97,692)	3,154

Total NHI shareholders’ equity	2,101,667	2,082,754	18,913

Noncontrolling interests	313,477	8,882	304,595

Total equity	2,415,144	2,091,636	323,508

Total liabilities and equity	39,713,079	36,692,990	3,020,089

(2)	Consolidated Statements of Operations (UNAUDITED)

	Millions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2011 (A)	June 30, 2010 (B)
Revenue:
Commissions	96,780	118,078	(18.0)
Fees from investment banking	13,770	20,366	(32.4)
Asset management and portfolio service fees	39,055	34,854	12.1
Net gain on trading	67,500	59,969	12.6
Gain (loss) on private equity investments	(5,950)	(946)	—
Interest and dividends	133,087	75,757	75.7
Gain (loss) on investments in equity securities	(597)	(10,343)	—
Other	83,365	16,281	412.0

Total revenue	427,010	314,016	36.0
Interest expense	96,645	54,192	78.3

Net revenue	330,365	259,824	27.1

Non-interest expenses:
Compensation and benefits	136,307	122,087	11.6
Commissions and floor brokerage	24,058	23,681	1.6
Information processing and communications	43,547	44,253	(1.6)
Occupancy and related depreciation	20,692	22,511	(8.1)
Business development expenses	9,335	7,159	30.4
Other	62,068	33,663	84.4

Non-interest expenses, Total	296,007	253,354	16.8

Income before income taxes	34,358	6,470	431.0
Income tax expense	16,320	3,440	374.4

Net income	18,038	3,030	495.3

Less: Net income attributable to noncontrolling interests	267	708	(62.3)

Net income attributable to NHI shareholders	17,771	2,322	665.3

	Yen		% Change
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	4.93	0.63	682.5

Diluted-
Net income attributable to NHI shareholders per share	4.90	0.63	677.8

(3)	Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2011 (A)	June 30, 2010 (B)
Net income	18,038	3,030	495.3
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(6,684)	(28,727)	—
Defined benefit pension plans:
Pension liability adjustment	470	2,597	(81.9)
Deferred income taxes	(197)	(1,067)	—

Total	273	1,530	(82.2)

Non-trading securities:
Unrealized gain on non-trading securities	2,348	—	—
Deferred income taxes	(848)	—	—

Total	1,500	—	—

Total other comprehensive income (loss)	(4,911)	(27,197)	—

Comprehensive income (loss)	13,127	(24,167)	—
Less: Comprehensive income (loss) attributable to noncontrolling interest in subsidiary	(365)	181	—

Comprehensive income (loss) attributable to NHI shareholders	13,492	(24,348)	—

(4)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(5)	Segment Information – Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of operations.

	Millions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2011 (A)	June 30, 2010 (B)
Net revenue

Business segment information:
Retail	94,189	110,959	(15.1)
Asset Management	18,843	15,768	19.5
Wholesale	141,246	108,609	30.0

Sub Total	254,278	235,336	8.0
Other	77,365	35,081	120.5

Net revenue	331,643	270,417	22.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,278)	(10,593)	—

Net revenue	330,365	259,824	27.1

Non-interest expenses

Business segment information:
Retail	72,176	73,216	(1.4)
Asset Management	11,397	11,771	(3.2)
Wholesale	156,102	149,755	4.2

Sub Total	239,675	234,742	2.1
Other	56,332	18,612	202.7

Non-interest expenses	296,007	253,354	16.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	296,007	253,354	16.8

Income (loss) before income taxes

Business segment information:
Retail	22,013	37,743	(41.7)
Asset Management	7,446	3,997	86.3
Wholesale	(14,856)	(41,146)	—

Sub Total	14,603	594	—
Other *	21,033	16,469	27.7

Income (loss) before income taxes	35,636	17,063	108.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,278)	(10,593)	—

Income (loss) before income taxes	34,358	6,470	431.0

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the three months ended
	June 30, 2011 (A)	June 30, 2010 (B)	(A-B)/(B)
Net gain (loss) related to economic hedging transactions	(1,505)	5,228	—
Realized gain (loss) on investments in equity securities held for operating purposes	681	250	172.4
Equity in earnings of affiliates	3,475	363	857.3
Corporate items	12,783	(2,486)	—
Others	5,599	13,114	(57.3)

Total	21,033	16,469	27.7

Note: Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

(6) Significant Changes in Equity (UNAUDITED)

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the three months ended
June 30, 2011
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	646,315
Gain (loss) on sales of treasury stock	(137)
Issuance and exercise of common stock options	2,115
Purchase / sale (disposition) of subsidiary shares	289

Balance at end of period	648,582

Retained earnings
Balance at beginning of year	1,069,334
Net income attributable to NHI shareholders	17,771

Balance at end of period	1,087,105

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(97,426)
Net change during the period	(6,052)

Balance at end of period	(103,478)

Defined benefit pension plans
Balance at beginning of year	(32,270)
Pension liability adjustment	273

Balance at end of period	(31,997)

Non-trading securities
Balance at beginning of year	—
Unrealized gain on non-trading securities	1,500

Balance at the end of the year	1,500

Balance at end of period	(133,975)

Common stock held in treasury
Balance at beginning of year	(97,692)
Repurchases of common stock	(641)
Sale of common stock	1
Common stock issued to employees	3,638
Other net change in treasury stock	156

Balance at end of period	(94,538)

Total NHI shareholders’ equity

Balance at end of period	2,101,667

Noncontrolling interests
Balance at beginning of year	8,882
Net change during the period	304,595

Balance at end of period	313,477

Total equity

Balance at end of period	2,415,144

4.	Supplementary Information

(1)	Consolidated Statements of Operations – Quarterly Comparatives (UNAUDITED)

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2011
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011 (A)	June 30, 2011 (B)
Revenue:
Commissions	118,078	83,520	100,041	103,824	96,780	(6.8)	405,463
Fees from investment banking	20,366	24,892	33,974	27,773	13,770	(50.4)	107,005
Asset management and portfolio service fees	34,854	33,712	37,119	38,254	39,055	2.1	143,939
Net gain on trading	59,969	102,993	104,878	68,663	67,500	(1.7)	336,503
Gain (loss) on private equity investments	(946)	(963)	(2,386)	23,587	(5,950)	—	19,292
Interest and dividends	75,757	69,960	106,880	93,506	133,087	42.3	346,103
Gain (loss) on investments in equity securities	(10,343)	(5,685)	2,106	(2,755)	(597)	—	(16,677)
Other	16,281	11,989	3,422	12,172	83,365	584.9	43,864

Total revenue	314,016	320,418	386,034	365,024	427,010	17.0	1,385,492
Interest expense	54,192	44,795	90,167	65,640	96,645	47.2	254,794

Net revenue	259,824	275,623	295,867	299,384	330,365	10.3	1,130,698

Non-interest expenses:
Compensation and benefits	122,087	126,694	143,131	127,081	136,307	7.3	518,993
Commissions and floor brokerage	23,681	21,357	24,013	23,037	24,058	4.4	92,088
Information processing and communications	44,253	46,662	44,209	47,794	43,547	(8.9)	182,918
Occupancy and related depreciation	22,511	23,086	20,507	21,739	20,692	(4.8)	87,843
Business development expenses	7,159	6,780	7,429	8,785	9,335	6.3	30,153
Other	33,663	29,446	28,804	33,535	62,068	85.1	125,448

	253,354	254,025	268,093	261,971	296,007	13.0	1,037,443

Income before income taxes	6,470	21,598	27,774	37,413	34,358	(8.2)	93,255
Income tax expense	3,440	19,660	14,483	23,747	16,320	(31.3)	61,330

Net income	3,030	1,938	13,291	13,666	18,038	32.0	31,925

Less: Net income (loss) attributable to noncontrolling interests	708	887	(98)	1,767	267	(84.9)	3,264

Net income attributable to NHI shareholders	2,322	1,051	13,389	11,899	17,771	49.3	28,661

	Yen					% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	0.63	0.29	3.72	3.30	4.93	49.4	7.90

Diluted-
Net income attributable to NHI shareholders per share	0.63	0.29	3.70	3.28	4.90	49.4	7.86

(2)	Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of operations

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2011
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011 (A)	June 30, 2011 (B)
Net revenue

Business segment information:
Retail	110,959	87,753	97,482	96,239	94,189	(2.1)	392,433
Asset Management	15,768	16,191	17,278	17,298	18,843	8.9	66,535
Wholesale	108,609	163,405	172,174	186,348	141,246	(24.2)	630,536

Sub Total	235,336	267,349	286,934	299,885	254,278	(15.2)	1,089,504
Other	35,081	13,246	7,218	2,545	77,365	—	58,090

Net revenue	270,417	280,595	294,152	302,430	331,643	9.7	1,147,594

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(10,593)	(4,972)	1,715	(3,046)	(1,278)	—	(16,896)

Net revenue	259,824	275,623	295,867	299,384	330,365	10.3	1,130,698

Non-interest expenses

Business segment information:
Retail	73,216	64,975	74,482	78,572	72,176	(8.1)	291,245
Asset Management	11,771	12,022	11,702	11,018	11,397	3.4	46,513
Wholesale	149,755	155,764	161,389	156,911	156,102	(0.5)	623,819

Sub Total	234,742	232,761	247,573	246,501	239,675	(2.8)	961,577
Other	18,612	21,264	20,520	15,470	56,332	264.1	75,866

Non-interest expenses	253,354	254,025	268,093	261,971	296,007	13.0	1,037,443

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—

Non-interest expenses	253,354	254,025	268,093	261,971	296,007	13.0	1,037,443

Income (loss) before income taxes

Business segment information:
Retail	37,743	22,778	23,000	17,667	22,013	24.6	101,188
Asset Management	3,997	4,169	5,576	6,280	7,446	18.6	20,022
Wholesale	(41,146)	7,641	10,785	29,437	(14,856)	—	6,717

Sub Total	594	34,588	39,361	53,384	14,603	(72.6)	127,927
Other*	16,469	(8,018)	(13,302)	(12,925)	21,033	—	(17,776)

Income (loss) before income taxes	17,063	26,570	26,059	40,459	35,636	(11.9)	110,151

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(10,593)	(4,972)	1,715	(3,046)	(1,278)	—	(16,896)

Income (loss) before income taxes	6,470	21,598	27,774	37,413	34,358	(8.2)	93,255

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2011
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011 (A)	June 30, 2011 (B)
Net gain (loss) related to economic hedging transactions	5,228	(6,019)	5,168	(2,087)	(1,505)	—	2,290
Realized gain (loss) on investments in equity securities held for operating purposes	250	(713)	391	291	681	134.0	219
Equity in earnings of affiliates	363	1,993	1,380	5,260	3,475	(33.9)	8,996
Corporate items	(2,486)	5,512	(15,668)	(20,685)	12,783	—	(33,327)
Others	13,114	(8,791)	(4,573)	4,296	5,599	30.3	4,046

Total	16,469	(8,018)	(13,302)	(12,925)	21,033	—	(17,776)

Note: Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

(3)	Unconsolidated Quarterly Financial Statements [Japanese GAAP]

Unconsolidated quarterly financial statements have been voluntarily disclosed and prepared based on regulatory rules.

Nomura Holdings, Inc. Unconsolidated Balance Sheets

(UNAUDITED)

	2,891,397	2,891,397	2,891,397
	Millions of yen
	June 30, 2011	March 31, 2011	Increase/ (Decrease)
Assets
Current Assets	3,110,679	2,891,397	219,282
Fixed Assets	2,473,948	2,387,184	86,764

Total Assets	5,584,627	5,278,581	306,046

Liabilities
Current Liabilities	1,058,670	831,833	226,838
Long-term Liabilities	2,758,723	2,681,854	76,869

Total Liabilities	3,817,394	3,513,687	303,707

Net Assets
Shareholders’ equity	1,667,095	1,681,019	(13,924)
Valuation and translation adjustments	66,153	52,339	13,814
Subscription rights to shares	33,985	31,536	2,449

Total Net Assets	1,767,233	1,764,894	2,339

Total Liabilities and Net Assets	5,584,627	5,278,581	306,046

Nomura Holdings, Inc. Unconsolidated Statements of Operations

(UNAUDITED)

	2,891,397	2,891,397	2,891,397
	Millions of yen
	For the three months ended		% Change
	June 30, 2011 (A)	June 30, 2010 (B)	(A-B)/(B)
Operating revenue	53,619	58,620	(8.5)
Operating expenses	52,006	50,124	3.8

Operating income	1,613	8,496	(81.0)

Non-operating income	1,664	3,791	(56.1)
Non-operating expenses	1,534	677	126.8

Ordinary income	1,742	11,610	(85.0)

Special profits	2,167	490	342.1
Special losses	3,475	357	872.4

Income before income taxes	434	11,743	(96.3)

Income taxes - current	2,589	(455)	—

Income taxes - deferred	512	(542)	—

Net income (loss)	(2,667)	12,739	—

(4)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found on the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2012_1q.pdf